UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended           December 31, 2006
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to  ______________________

                        Commission File Number 001-31566

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         The Provident Bank 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Provident Financial Services, Inc.
                                830 Bergen Avenue
                       Jersey City, New Jersey 07306-4599

                              REQUIRED INFORMATION




FINANCIAL STATEMENTS                                                        Page

Report of Independent Registered Public Accounting Firm                        3

Statements of Net Assets Available for Plan Benefits
  ---December 31, 2006 and 2005                                                4

Statements of Changes in Net Assets Available for
  Plan Benefits Years ended December 31, 2006 and 2005                         5

Notes to Financial Statements                                                  6

Schedule H, Line 4a---Schedule of Delinquent Participant
  Contributions Year Ended December 31, 2006                                  12

Schedule H, Line 4i---Schedule of Assets Held at
  End of Year December 31, 2006                                               13

SIGNATURE OF PLAN ADMINISTRATOR                                               14

EXHIBIT INDEX                                                                 15

Consent of Independent Registered Public Accounting Firm                      16

EX-23.1:  CONSENT OF INDEPENDENT REGISTERED
    PUBLIC ACCOUNTING FIRM

             Report of Independent Registered Public Accounting Firm



The Board of Directors
Provident Financial Services, Inc. :

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2006 and Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 3006, are presented for additional analysis and are not a required part of the 2006 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

                                                /s/ KPMG LLP

Short Hills, New Jersey
June 27, 2007

                         THE PROVIDENT BANK 401(k) PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2006 and 2005

                                                                                          2006                       2005
                                                                                   -------------------      -------------------
Assets:
     Investments at fair value                                                     $        37,619,294               32,291,618
     Participant loans receivable                                                              715,878                  617,080
     Contributions receivable                                                                   16,932                   48,369
                                                                                   -------------------      -------------------
              Net assets available for plan benefits at fair value                          38,352,104               32,957,067
     Adjustment from fair value to contract value for fully benefit-responsive
       investment contracts                                                                    331,083                  339,020
                                                                                   -------------------      -------------------
              Net assets available for plan benefits                               $        38,683,187               33,296,087
                                                                                   ===================      ===================


See accompanying notes to financial statements.

                         THE PROVIDENT BANK 401(k) PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2006 and 2005

                                                                                         2006                     2005
                                                                                   ------------------       ----------------
Additions:
                Interest income                                                    $         271,271                87,703
                Dividend income                                                              260,225                53,857
                Net realized gains (losses) on sales of investments                          137,932             3,814,116
                Net appreciation (depreciation) of investments                             1,770,717            (3,694,682)
                Employee contributions                                                     2,191,613               505,177
                Employer contributions                                                       361,098                69,688
                Rollover contributions                                                     3,906,165               103,571
                Transfers from predecessor plan                                                   --            23,566,066
                                                                                    ----------------        --------------
                         Total additions                                                   8,899,021            24,505,496
                                                                                    ----------------        --------------
Deductions:
                Distributions                                                              3,507,752             3,365,265
                Administrative expenses                                                        4,169                 1,358
                                                                                    ----------------        --------------
                         Total deductions                                                  3,511,921             3,366,623
                                                                                    ----------------        --------------
                         Increase in net assets available
                           for plan benefits                                               5,387,100            21,138,873

Net assets available for plan benefits at beginning of year                               33,296,087            12,157,214
                                                                                    ----------------        --------------
Net assets available for plan benefits at end of year                              $      38,683,187            33,296,087
                                                                                    ================        ==============


See accompanying notes to financial statements.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005


(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting. The Provident Bank 401(k) Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b)  Plan Changes

          Effective September 30, 2005, The Provident Bank Employee Savings Incentive Plan was merged into the Incentive Savings Plan for the Employees of First Savings Bank. The merged plan was re-named The Provident Bank 401(k) Plan.

     (c)  Funds and Accounts Managed by Principal Trust Company

          Under the terms of a trust agreement between the Principal Trust Company (the "Custodian") and The Provident Bank (the "Bank"), the Custodian managed funds on behalf of the Plan. The Custodian held the Plan's investment assets and executed transactions relating to such assets. The investments in the funds were reported to the Bank by the Custodian as having been determined through the use of current values for all assets.

     (d)  Use of Estimates

          The plan administrator has made estimates and assumptions relating to the preparation of the financial statements under U.S. generally accepted accounting principals. Actual results could differ from those estimates.

     (e)  Concentration of Risk

          The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's financial performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

     (f)  Investment Valuation

          Securities are recorded on the trade date and are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Investments not traded on a national securities exchange are valued at fair value determined by the Plan's investment managers. Investments and changes therein are reported at fair value for all assets of the Plan. Loans receivable from participants are valued at their outstanding balance, which approximates fair value.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005


          As of December 31, 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

          The investment contracts are presented at fair value on the statement of net assets available for plan benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

     (g)  Income Recognition

          Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     (h)  Reclassifications

          Certain prior period amounts have been reclassified to conform to the current year presentation.

(2)  Plan Description

     The Plan is a voluntary, participant-directed defined contribution plan sponsored by the Bank and covers all employees, as defined, with the Bank. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan documents for a more complete description of the Plan's provisions.

     (a)  Employee Contributions

          Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005


          Catch-Up Contributions

          A participant may make "catch-up" contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit is $5,000 (for 2006). Catch-up contributions are not eligible for the employer's matching contributions. Tax law requires that a participant's catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution. Reclassified catch-up contributions are also not eligible for the employer's matching contribution.

     (b)  Employer Contributions

          In 2006 and 2005, contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant's eligible contributions. The Bank's Board of Directors sets the Bank's matching contribution rate in its sole discretion.

     (c)  Vesting

          Participants are always fully vested in their contributions and income or losses thereon. Prior to October 1, 2005, employer contributions and income or losses thereon were also fully vested. Effective October 1, 2005, employer contributions and income or losses thereon were vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

          Effective January 1, 2006, the Plan was amended to provide that all contributions to a participant's account are fully vested.

     (d)  Forfeitures

          For the year  ended  December  31,  2005,  forfeitures  of  non-vested
          contributions  used  to  reduce  subsequent   employer   contributions
          amounted to $15,506.

     (e)  Participant Loans

          Upon written application by a participant, the plan administrator may have directed that a loan be made from the participant's account. The maximum permissible loan available was limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his or her account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a reasonable rate of interest and, once fixed, the rate of interest remains in effect for the duration of the loan.

          Principal and interest was paid ratably through bi-weekly payroll deductions or directly by the participants to the trustee.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

     (f)  Benefit Payments/Withdrawals

          Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty. Such benefits are recorded when paid.

     (g)  Participant Accounts

          Separate accounts for each participant were maintained and credited with the participant's contributions, the Bank's contributions made on behalf of that participant and the participant's proportionate share, as defined, of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

     (h)  Investment Valuation

          Investments were valued at fair market value. Investment transactions were recorded on a trade date basis.

(3)  Plan Expenses

     Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank.

(4)  Plan Termination

     Although it has not expressed an intention to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)  Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on February 25, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator and the Plan's tax counsel, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

(6)  Investments

     Investments at December 31, 2006 and 2005 consisted of mutual funds, loans to participants and common stock issued by Provident Financial Services, Inc. At December 31, 2006 and 2005, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

                                                                                          2006                     2005
                                                                                  ------------------       ------------------

      Provident Financial Services, Inc., investment in
        common stock                                                                 $  11,872,386             11,093,771
      Principal Life Insurance Company:
        Investors Large Company Growth                                                   3,625,308              3,531,200
        Principal Investors Lifetime Strategic Income Separate Account                   2,915,235              2,691,318
        Principal Diversified International Separate Account                             3,200,646              2,218,024
        Principal Fixed Income 401(a)/(k)                                                6,290,589              6,441,374
        Principal Large Cap Value II Separate Account                                    3,471,417              2,800,621


     For  the  years  ended   December  31,  2006  and  2005,   the  Plan's  net
     appreciation/(depreciation) of investments was as follows:

                                                                                             2006                 2005
                                                                                       ---------------     -----------------
      Investments in mutual funds                                                      $   2,026,207          $     503,129

      Investment in Provident Financial Services, Inc. common stock                         (255,490)            (4,179,811)
                                                                                       --------------         --------------
                                                                                       $   1,770,717          $  (3,694,682)
                                                                                       ==============         ==============

(7)  Changes in the Plan

     There were no significant amendments to the Plan during the years ended December 31, 2006 and 2005.

(8)  Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by The Principal Financial Group ("Principal"). Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                         THE PROVIDENT BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

(9)  Prohibited Transactions

     The Bank discovered an error in the operation of the Plan for the 2006 Plan Year. During October 2006, the Bank learned that it had inadvertently transmitted to the Plan's trustee duplicate information on participant elective deferral contributions and loan repayments in consecutive payrolls in September 2006. Specifically, elective deferral contributions and loan payments with respect to the payroll ended September 15, 2006 were correctly transmitted to the Plan's trustee on September 13, 2006, but were subsequently retransmitted to the Plan's trustee with respect to the payroll ended September 29, 2006. As a result of this error, some Plan participants received larger or smaller elective deferral contributions than they were entitled to receive for the payroll ended September 29, 2006, and several incorrect participant loan payments were credited to certain participant loans. The net shortfall to the Plan was approximately $537, consisting of excess allocations of approximately $5,058, and under allocations of approximately $5,595. The Bank corrected the error by contributing an additional $537 to the Plan in November 2006, and reallocating elective deferral contributions and loan payments among participant accounts. The Bank is currently preparing a submission under the Department of Labor's Voluntary Fiduciary Correction Program ("VFCP") to correct any outstanding issues concerning the duplicate payroll contribution.

(10) Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of the employee contributions per the financial statements for the year ended December 31, 2006 to the Form 5500:


                                                                      2006
                                                                ----------------

         Employee Contributions per the Financial Statements      $    2,191,613

         Corrective Distributions                                         20,695
                                                                ----------------
         Total Employee Contributions per the Form 5500           $    2,212,308
                                                                ================


(11) Subsequent Events

     Effective January 1, 2007, the Plan was amended to clarify automatic enrollment procedures, to allow participants to have two loans outstanding at one time and to reduce the minimum loan amount from $3,000 to $2,000.

     Effective April 1, 2007, First Morris Bank & Trust ("First Morris") merged with and into the Bank. As a result, the Plan was amended to give former First Morris employees who continued to be employed by the Bank ("Continuing Employees") credit for service with First Morris to determine eligibility to enroll in the Plan. The Plan was further amended to allow eligible Continuing Employees to commence participation in the Plan effective April 30, 2007.

                         THE PROVIDENT BANK 401(k) PLAN
      Schedule H, line 4a- Schedule of Delinquent Participant Contributions
                          Year ended December 31, 2006


      ( a )                          ( b )                       ( c )                     ( d )                (e)
                              Relationship to plan,           Description of
Identity of Party             employer, or other           transaction, including       Amount on line           Lost
   Involved                   party in interest             rate of interest                 4(a)              interest
--------------------------  -------------------------     -----------------------      -----------------    ----------------
The Provident Bank              Employer                   Employee contributions            $5,595               $52
                                                           not deposited to Plan
                                                            in timely manner.


     During 2006, The Provident Bank delayed in submitting employee contributions in the amount of $5,595 to the Plan unintentionally. As soon as administratively possible, The Provident Bank will reimburse the Plan for lost interest in the amount of $52.

     See accompanying report of independent registered public accounting firm.

                         THE PROVIDENT BANK 401(k) PLAN
          Schedule H, line 4i- Schedule of Assets (Held at End of Year)
                                December 31, 2006

Identity of Issuer                      Description of Investment                        Cost                         Current value
-----------------------------------------------------------------------------------------------------------------------------------
Principal Life Insurance Company *      Insurance Company General
                                        Principal Fixed Income 401(A)/(K)               6,376,469                     6,290,589

Principal Life Insurance Company *      Pooled Separate Accounts
                                        Principal Bind and Mtg Acc                      1,186,244                     1,240,812

MFS Investment Manager                  Registered Investment Company
                                        MFS High-Yield Opp A Fund                         249,817                       255,038

Principal Life Insurance Company *      Pooled Separate Accounts
                                        Principal Lg Cp Stk Idx Sep Acct                  177,114                       202,073

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm Str Inc Sep Acct            2,667,001                     2,915,235

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm 2010 Sep Acct                 146,814                       161,129

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm 2020 Sep Acct                 394,310                       437,029

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm 2030 Sep Acct                 276,078                       302,143

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm 2040 Sep Acct                  93,554                       101,430

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lifetm 2050 Sep Acct                  49,559                        54,008

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Ptr Lg-Cap Blend Sep Acct                 160,227                       178,829

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Ptnrs Lg-Cap Value II Sa                2,920,387                     3,471,417

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Ptr Md-Cp Val I Sep Acct                  344,300                       381,058

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal U.S. Property Sep Acct               135,328                       143,334

         The American Funds             Registered Investment Company
                                          Am Fds Grwth Fd of Am R4 Fund                   315,196                       327,659

           Columbia Funds               Registered Investment Company
                                           Columbia Acorn A Fund                          355,252                       360,108

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Lg Co Grwth Sep Acct               3,292,921                     3,625,308

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Med Co Blnd Sep Acct                 172,584                       194,447

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Ptnr Md-Cp Gr II Sep Acct               1,349,892                     1,469,952

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Ptr Sm-Cp Val I Sep Acct                  222,690                       233,872

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Prin Sm Cap Stk Idx Sep Acct                   181,012                       200,792

 Principal Life Insurance Company *     Pooled Separate Accounts
                                           Principal Divers Intl Sep Acct               2,476,152                     3,200,646
                                                                                                                 --------------
                                        Total investment in mutual funds                                             25,746,908

                                        *Provident Financial Services, Inc.,
                                            investment in common stock                 11,510,301                    11,872,386

                                        *Participant loans receivable (a)                                               715,878
                                                                                                                 --------------
                                         Total other investments                                                     12,588,264
                                         Total investments                                                        $  38,335,172
                                                                                                                 ==============

*    A party-in-interest as defined by ERISA
(a) As of December 31, 2006, the interest rates on these loans ranged from 5.00% to 9.25%
     See accompanying report of independent registered public accounting firm.

                         SIGNATURE OF PLAN ADMINSTRATOR


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          THE PROVIDENT BANK 401(k) PLAN


Date: June 25, 2007                       By:      /s/ Joanne Hynes
                                                   ----------------------------
                                          Name:    Joanne Hynes
                                          Title:   Plan Administrator
                                                   First Vice President-Benefits
                                                   The Provident Bank

                                  EXHIBIT INDEX

Exhibit Number                 Exhibit                         Location
--------------      --------------------------------      -----------------
  23.1              Consent of Independent Registered         Page 16
                    Public Accounting Firm

            Consent of Independent Registered Public Accounting Firm







The Board of Directors
Provident Financial Services, Inc.:

We consent to the incorporation by reference in registration statement no. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated June 27, 2007, relating to the statements of net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2006 and schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of The Provident Bank 401(k) Plan.




/s/ KPMG LLP
Short Hills, New Jersey
June 27, 2007


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